UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Idenix Pharmaceuticals, Inc.

(Name of Subject Company)

Idenix Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Ronald C. Renaud, Jr.

President and Chief Executive Officer

Idenix Pharmaceuticals, Inc.

320 Bent Street

Cambridge, Massachusetts 02141

(617) 995-9800

With copies to:

Francis J. Aquila

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 9, 2014, Idenix Pharmaceuticals, Inc. (“Idenix”) provided the following Q&A to its employees:

1.	What was announced?

•	Idenix and Merck announced that Merck has entered into an agreement to acquire Idenix for $3.85 billion in cash.

2.	Why did Merck agree to purchase Idenix?

•	We believe this represents a compelling opportunity to drive growth in the nascent HCV treatment market.

•	Our hepatitis C treatment candidates complement Merck’s promising therapies in development and will help advance our work to develop a highly effective, once-daily, all oral, ribavirin-free, pan-genotypic regimen that has a duration of treatment as short as possible for millions of patients in need around the world.

•	Merck’s research and development portfolio includes several HCV medicines in development, the leading of which is a combination of MK-5172, an investigational HCV NS3/4A protease inhibitor and MK-8742, an investigational HCV NS5A replication complex inhibitor.

•	The combination of these two investigational candidates has received Breakthrough Therapy designation from the U.S. Food and Drug Administration for the treatment of HCV.

•	In April 2014, Merck announced initiation of Phase 3 clinical trials for MK-5172/MK-8742 to evaluate the combination with and without ribavirin in various genotypes and across a broad range of patient populations with chronic HCV.

3.	What does this transaction mean for me?

•	Until the transaction closes, which we currently expect to occur in the third quarter of 2014, it remains business as usual for all of us at Idenix and the transaction should not affect your day-to-day responsibilities.

•	The most important thing that you can do is remain focused on what we do best: developing next-generation oral antiviral therapeutics and driving innovation that will ultimately benefit patients, physicians and payers.

•	Upon completion of the transaction, Idenix will become a wholly-owned subsidiary of Merck &Co, Inc.

•	Keep in mind that it is still early in the process. We will be sure to keep you updated as we have additional details to share.

4.	How do the cultures of the two companies compare?

•	We share very similar cultural priorities, including a dedication to driving innovation that benefits patients, physicians and payers. We both place a high emphasis on teamwork, collaboration and trust as well as investing in our people.

•	Furthermore, Merck has a proven track record of successful company integrations, and as a result, we expect a smooth and successful integration process.

5.	What can I expect between now and closing?

•	Until the transaction closes, we remain separate companies. It is business as usual at Idenix.

•	The most important thing that you can do is remain focused on what we do best: developing next-generation oral antiviral therapeutics and driving innovation that will ultimately benefit patients, physicians and payers.

6.	What are plans to integrate the two companies? Will there be any changes in staffing? Layoffs?

•	While it is difficult to predict any outcomes at this time, we are committed to keeping employees informed and treating all employees with respect and dignity throughout this process.

•	Until the transaction is completed, we remain separate companies. It is business as usual at Idenix.

•	As with any transaction of this size, we expect there will be some overlap in job functions.

7.	Should I expect any changes to benefits and compensation?

•	Until the transaction closes, we continue to operate as independent companies, so no immediate changes to your compensation or benefits will take place as a result of this announcement.

•	For example, current benefits you’ve elected in 2014 remain in place.

•	If changes are made, they will be communicated to employees well in advance of those changes.

8.	Will the transaction affect our relationships with our partners?

•	We expect no changes to the way employees interact with our partners.

•	The best way you can help is to stay focused on your daily responsibilities and providing our partners with the same level of service they have come to expect from us.

9.	What do I do if I’m asked about the transaction?

•	As always, it is important that Idenix speak with one voice.

•	If you are contacted by members of the media, investors or other interested third parties regarding this transaction, please forward those calls to Teri Dahlman at Dahlman.Teresa@idenix.com or Daniella Beckman at Beckman.Daniella@idenix.com, who will respond on the Company’s behalf.

10.	Where can employees obtain additional information? Who should I contact?

•	If you have any questions about this transaction, please feel free to reach out to your Executive Committee Member.

•	As we work to complete this transaction, we will keep you updated on our progress, as best we can.

Notice to Investors

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Idenix. At the time the offer is commenced, Merck will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Idenix will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Idenix stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Idenix. In addition, all of these materials (and all other materials filed by Idenix with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Idenix at www.idenix.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Idenix and members of their senior management team. Forward-looking statements include, without limitation, statements regarding business combination and similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the companies’ businesses, including, without limitation, the ability of integrate, advance or otherwise achieve any particular result as it relates to Idenix’s businesses or products; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; the availability of financing to consummate the transactions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Idenix’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Idenix’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission (“SEC”) by Idenix, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Idenix and the tender offer documents to be filed by Merck & Co., Inc. and Imperial Blue Corporation, a wholly owned subsidiary of Merck. Idenix assumes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Idenix at www.idenix.com.